UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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10036037

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 10 2010

Washington, DC 105

SEC FILE NUMBER
8- 49310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 110

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 CityWest Blvd. Ste. 700
(No. and Street)

Houston TX 77042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel L. Ritz, JR 281-293-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clay Thomas, PC
(Name – *if individual, state last, first, middle name*)

2038 Lexington Houston TX 77098
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Ritz, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Capital Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



HEATHER C. CHEANEY
Notary Public, State of Texas
My Commission Expires
May 11, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 524-8838 (office)
(713) 942-9175 (fax)

Independent Auditor's Report

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

I have audited the balance sheet of Institutional Capital Management, Inc. as of December 31, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Institutional Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Capital Management, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Clay Thomas, P.C.

March 7, 2010

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 524-8838 (office)
(713) 942-9175 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

In planning and performing my audit of the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2009, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Institutional Capital Management, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Clay Thomas, P.C.

March 7, 2010

Institutional Capital Management, Inc.
Statement of Financial Position
For the years ended December 31, 2009 and 2008

Assets

	2009	2008
Current Assets		
Cash	12,412	(801)
RBC Clearing Deposit	100,000	100,000
Investments for Sale	10,260	20,468
Commissions Receivable	57,012	55,003
Total Current Assets	179,684	174,670
Fixed Assets		
Furniture and Fixtures	16,794	16,794
Equipment	56,324	56,324
Computers	26,790	26,615
Accumulated Depreciation	(82,375)	(58,312)
Net Fixed Assets	17,533	41,421
Other Assets		
Deposits	4,683	4,683
Due from Related Parties	-	534,856
Employee Receivables	-	23,588
Total Other Assets	4,683	563,127
Total Assets	201,900	779,218

Liabilities and Stockholders' Equity

	2009	2008
Current Liabilities		
Accounts Payable	22,703	12,191
Commissions Payable	54,285	31,279
ICM Credit Line	68,549	71,616
Total Current Liabilities	145,537	115,086
Stockholders' Equity		
Common Stock ($.01 Par, 1,000,000 authorized, 27,500 issued and outstanding)	275	275
Preferred Stock	32,306	32,106
Additional Paid in Capital	813,685	793,885
Treasury Stock - Common	(39,500)	(39,500)
Retained Earnings	(750,403)	(122,635)
Total Stockholders' Equity	56,363	664,132
Total Liabilities and Stockholders' Equity	201,900	779,218

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Statement of Operations
For the Years Ending December 31, 2009 and 2008

	2009	2008
Revenue		
Fixed Income Sales	2,047,038	1,154,602
Equity Sales	52,927	4,536
Asset Management	41,665	-
Consulting	83,800	-
Miscellaneous Income	20,515	40,397
Total Revenue	2,245,945	1,199,535
Operating Expenses		
General and Administrative	1,473,913	470,421
Payroll and Related Expenses	296,952	32,033
Commissions	1,063,728	506,837
Clearing Charges	28,389	36,937
Selling Expense	2,540	7,368
Total Expenses	2,865,522	1,053,598
Income From Operations (Loss)	(619,577)	145,937
Other Income (Expense)		
Interest Income	250	241
Unrealized Loss on Investments	(9,443)	(181,423)
Interest Expense	1,002	3,804
Total Other Income (Expense)	(8,191)	(177,379)
Net Income	(627,768)	(31,442)

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Statement of Cash Flows
For the Years Ending December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	(627,768)	(31,442)
Adjustments to reconcile Net Loss		
to net cash provided by operating activities:		
Commissions Receivable	(2,009)	(55,003)
Dain Rauscher - A/R		29,141
Due From Affiliates	534,856	(273,365)
Employee Receivables	23,588	(23,588)
Accounts Payable	10,511	(110,734)
Commissions Payable	23,006	20,072
Federal Income Tax Payable	-	3,483
Depreciation	24,063	-
ICM Credit Line	(3,067)	(28,384)
Net cash used by Operating Activities	(16,820)	(469,821)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property Plant and Equipment	(175)	3,704
RBC Dain Investment Accounts	10,321	122,329
RJA Investment Account	(1,456)	731
SW Securities Investment Portfolio	1,343	(5,247)
Net cash provided by Investing Activities	10,033	121,516
FINANCING ACTIVITIES		
Additional paid in capital	19,800	
Preferred Stock	200	347,450
Net cash provided by Financing Activities	20,000	347,450
Net cash increase (decrease) for period	13,213	(854)
Cash at beginning of period	99,199	100,053
Cash at end of period	112,412	99,199

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Changes in Stockholders' Equity
For the years ended December 31, 2009 and 2008

	Common Stock		Preferred Stock		Treasury Stock			
	Shares	Amount	Shares	Amount		APIC	Retained Earnings	Total
Balance at December 31, 2007	**27,500**	**275**	**3,210,642**	**32,106**	**(39,500)**	**446,435**	**(91,194)**	**348,122**
Capital Contributions	-	-	-	-	-	347,450	-	347,450
Preferred Stock Issued			-	-	-	-	-	-
Net Income, 2008							(31,442)	(31,442)
Balance at December 31, 2008	**27,500**	**275**	**3,210,642**	**32,106**	**(39,500)**	**793,885**	**(122,635)**	**664,132**
Capital Contributions	-	-						-
Preferred Stock Issued			20,000	200	-	19,800		20,000
Net Income, 2009	-	-	-	-	-	-	(627,768)	(627,768)
Balance at December 31, 2009	**27,500**	**275**	**3,230,642**	**32,306**	**(39,500)**	**813,685**	**(750,403)**	**56,363**

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2009

Total Equity From Statement of Financial Position	56,363
Less: Non-Allowable Assets:	
Statement of Financial Position	32,476
Net Capital	23,887

Computation of Basic Net Capital Requirement

Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	9,703
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	9,703
Excess Net Capital	14,184
Excess Net Capital at 1,000%	9,334

Computation Ratio of Aggregate Indebtedness to Net Capital

Total Liabilities (Per Statement of Financial Position)	145,537
Percentage Aggregate Indebtedness to Net Capital	609%

Institutional Capital Management, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2009

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	52,864
Net Audit Adjustments	(28,977)
Other Items	
Net Capital Per Above	23,887